Next Day Disclosure Return
(Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	KE Holdings Inc.		
Date Submitted:	24 April 2025		

*Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Exchange**") (the "**Main Board Rules**") or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the "**GEM Rules**").*

Section I

1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02423	**Description**			

A. Changes in issued shares or treasury shares

Events	Changes in issued shares (excluding treasury shares)		Changes in treasury shares		
	Number of issued shares (excluding treasury shares)	*As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3)*	Number of treasury shares	*Issue/ selling price per share (Note 4)*	Total number of issued shares
Opening balance as at *(Note 1)* 22 April 2025	3,477,710,889		0		3,477,710,889
1). Other (please specify) See Part B **Date of changes** 23 April 2025		%			
Closing balance as at *(Notes 5 and 6)* 23 April 2025	3,477,710,889		0		3,477,710,889

B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date *(Notes 5 and 6)*						
1). Repurchase of shares (or other securities) but not cancelled **Date of changes** 20 March 2025	1,099,758	%		USD	7.2743	
2). Repurchase of shares (or other securities) but not cancelled **Date of changes** 21 March 2025	1,152,903	%		USD	6.939	
3). Repurchase of shares (or other securities) but not cancelled **Date of changes** 24 March 2025	1,151,541	%		USD	6.9472	
4). Repurchase of shares (or other securities) but not cancelled **Date of changes** 25 March 2025	1,164,816	%		USD	6.868	
5). Repurchase of shares (or other securities) but not cancelled **Date of changes** 26 March 2025	1,152,927	%		USD	6.9388	
6). Repurchase of shares (or other securities) but not cancelled **Date of changes** 27 March 2025	1,123,728	%		USD	7.1192	
7). Repurchase of shares (or other securities) but not cancelled **Date of changes** 28 March 2025	1,165,314	%		USD	6.8651	
8). Repurchase of shares (or other securities) but not cancelled **Date of changes** 31 March 2025	1,258,908	%		USD	6.6926	
9). Repurchase of shares (or other securities) but not cancelled **Date of changes** 01 April 2025	441,609	%		USD	6.7933	
10). Repurchase of shares (or other securities) but not cancelled **Date of changes** 02 April 2025	443,406	%		USD	6.7658	
11). Repurchase of shares (or other securities) but not cancelled **Date of changes** 03 April 2025	223,008	%		USD	6.9397	

12). Repurchase of shares (or other securities) but not cancelled **Date of changes** 04 April 2025	466,455	%		USD	6.4314	
13). Repurchase of shares (or other securities) but not cancelled **Date of changes** 07 April 2025	812,328	%		USD	6.1551	
14). Repurchase of shares (or other securities) but not cancelled **Date of changes** 08 April 2025	837,894	%		USD	5.9673	
15). Repurchase of shares (or other securities) but not cancelled **Date of changes** 09 April 2025	853,275	%		USD	5.8598	
16). Repurchase of shares (or other securities) but not cancelled **Date of changes** 10 April 2025	815,622	%		USD	6.1303	
17). Repurchase of shares (or other securities) but not cancelled **Date of changes** 11 April 2025	829,398	%		USD	6.0284	
18). Repurchase of shares (or other securities) but not cancelled **Date of changes** 14 April 2025	465,552	%		USD	6.4439	
19). Repurchase of shares (or other securities) but not cancelled **Date of changes** 15 April 2025	466,017	%		USD	6.4375	
20). Repurchase of shares (or other securities) but not cancelled **Date of changes** 16 April 2025	468,045	%		USD	6.4096	
21). Repurchase of shares (or other securities) but not cancelled **Date of changes** 17 April 2025	461,427	%		USD	6.5015	
22). Repurchase of shares (or other securities) but not cancelled **Date of changes** 21 April 2025	470,979	%		USD	6.3697	
23). Repurchase of shares (or other securities) but not cancelled **Date of changes** 22 April 2025	447,636	%		USD	6.7018	

24). Repurchase of shares (or other securities) but not cancelled **Date of changes** 23 April 2025	372,417	0.01 %		USD	7.0253	

Remarks: Issued shares as a % of existing number of issued shares before relevant share issue calculated based on the Company's total number of issued shares of 3,621,753,365 shares (comprising 3,477,710,889 Class A ordinary shares and 144,042,476 Class B ordinary shares).

Confirmation . Not applicable

Notes to Section I:

1. *Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later.*

2. *Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.*

3. *The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.*

4. *In the case of a share repurchase or redemption, the "issue/ selling price per share" shall be construed as "repurchase price per share" or "redemption price per share".*

   Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given.

5. *The closing balance date is the date of the last relevant event being disclosed.*

6. *For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled.*

   If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B.

7. *Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases.*

8. *"Identical" means in this context:*

   - *the securities are of the same nominal value with the same amount called up or paid up;*
   - *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*
   - *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.*

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

Repurchase report

Section II					
1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02423	**Description**			

A. Repurchase report

Trading date	Number of shares repurchased	Method of repurchase *(Note 1)*	Repurchase price per share or highest repurchase price per share $	Lowest repurchase price per share $	Aggregate price paid $
1). 23 April 2025	372,417	On another stock exchange New York Stock Exchange	USD 7.23	USD 7	USD 2,616,341

Total number of shares repurchased	372,417	**Aggregate price paid $**	USD 2,616,341
Number of shares repurchased for cancellation	372,417		
Number of shares repurchased for holding as treasury shares	0		

B. Additional information for issuer who has a primary listing on the Exchange

1).	**Date of the resolution granting the repurchase mandate**		14 June 2024
2).	**Total number of shares which the issuer is authorised to repurchase under the repurchase mandate**		367,706,331
3).	**Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate**	**(a)**	99,969,231
4).	**As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate** *(a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate*		2.719 %
5).	**Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A *(Note 2)***	**Up to**	23 May 2025

We hereby confirm that the repurchases set out in A above which were made on another stock exchange were made in accordance with the applicable Main Board Rules and there have been no material changes to the particulars contained in the Explanatory Statement dated 26 April 2024 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the applicable rules applying to purchases made on that other exchange.

Notes to Section II:

1. *Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.*

2. *Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.*

Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B.

Report of on-market sale of treasury shares

Not applicable

Submitted by: Siting Li
(Name)

Title: Joint Company Secretary
(Director, Secretary or other Duly Authorised Officer)